Exhibit 12

	Twelve Months Ended October 31,					Nine Months Ended July 31, 2015
	2010	2011	2012	2013	2014
Earnings (loss):
Income (loss) before income taxes	$(117,187)	$(29,366)	$112,942	$267,697	$504,582	$318,019
Interest expense	106,997	80,282	90,521	115,238	142,851	98,069
Rent expense	5,528	4,135	3,728	3,658	4,128	3,099
Amortization	1,374	1,347	1,782	2,952	3,639	2,655
	$(3,288)	$56,398	$208,973	$389,545	$655,200	$421,842
Fixed charges:
Homebuilding
Interest incurred	$114,975	$114,761	$125,783	$134,198	$163,815	$117,896
Rent expense	5,528	4,135	3,728	3,658	4,128	3,099
Amortization	1,374	1,347	1,782	2,952	3,639	2,655
	$121,877	$120,243	$131,293	$140,808	$171,582	$123,650
Ratio	(a)	(a)	1.59	2.77	3.82	3.41

(a)	For the twelve-month periods ended October 31, 2011 and 2010, our earnings were not sufficient to cover fixed charges by approximately $63.8 million and $125.2 million, respectively.